EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION
BA Acquisition Corp	Massachusetts
Boston Acoustics Italia, SRL	Foreign
Boston Acoustics Deutschland, GMBH	Foreign
Boston Acoustics Asia Pacific, sdn	Foreign
Boston Acoustics U.K., LTD	Foreign
Boston International Corp	Delaware
Boston Acoustics Middle East	Foreign
Boston Acoustics Security Corporation	Massachusetts
Boston Acoustics Foreign Sales Corp	U.S. Virgin Islands